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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F__X__              Form 40-F____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                        Yes____                     No__X__

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                        Yes____                     No__X__

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934:
                        Yes____                     No__X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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               ENDESA Announces the Payment of Final Dividend 2004

     NEW YORK--(BUSINESS WIRE)--June 9, 2005--ENDESA's (NYSE:ELE) Ordinary General Shareholders' Meeting held last May 27th, 2005 approved a total gross dividend for fiscal 2004 of Euro 0.7382 per share.
     Given that last January 3rd 2005 an interim gross dividend of Euro 0.272 per share was paid against fiscal 2004 earnings, a final gross dividend of Euro
0.4662 per share will be paid out from July 1st, 2005. As a result, ENDESA shares will trade ex-dividend from July 1st, 2005.
     For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200
     http://www.endesa.es


     CONTACT: ENDESA
              North America Investor Relations Office
              David Raya, 212-750-7200
              http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: June 9th, 2005                   By: /s/ David Raya
                                           -------------------------------------
                                        Name: David Raya
                                        Title: Manager of North America Investor
                                               Relations